February 16, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Gowetski

Re:	American Realty Capital – Retail Centers of America, Inc.

Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 2 to Form S-11

Filed February 16, 2012

File No. 333-169355

Dear Ms. Barros:

On behalf of our client, American Realty Capital – Retail Centers of America, Inc. (the “Company”), we are submitting this letter in response to oral comments of the Staff of the United States Securities and Exchange Commission provided during our telephone conversation on February 10, 2012, with respect to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 2 to the registration statement on Form S-11 filed by the Company with the Commission (File No. 333-169355) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 2 to the Registration Statement. Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 2 to the Registration Statement was filed by the Company today.

1.	Escrow Break.

We confirm, on behalf of the Company, that all investor proceeds will be returned prior to the escrow break.

2.	Purchase of Shares by the Sponsor.

Please see the disclosures under “Status of the Offering,” “Escrow Break” and “Share Repurchase Program” in Supplement No. 6 included in Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 2, which contains disclosures relating to the intent of American Realty Capital IV, LLC, the Company’s sponsor (the “Sponsor”) to purchase $2.0 million of shares in the offering. Additionally, the disclosures reflect that the Sponsor may not request that the Company redeem such shares until the Company has raised $20,000,000 in offering proceeds in the primary offering.

February 16, 2012

3.	Distribution Rate.

Please note that the disclosure relating to the distribution rate has been revised to remove references to an annual yield. The Company believes such disclosure provides only factual information and includes balancing language.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please be advised that the Company has submitted to the Commission its acceleration request dated as of the date hereof, requesting acceleration on February 18, 2012, or as soon as practicable thereafter. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

2